FILED PURSUANT TO RULE 424(B)(3)

File Number 333-174529

SUNGARD DATA SYSTEMS INC.

SUPPLEMENT NO. 14 TO

MARKET-MAKING PROSPECTUS DATED JUNE 16, 2011

THE DATE OF THIS SUPPLEMENT IS JUNE 14, 2012

ON JUNE 14, 2012, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED JUNE 8, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 8, 2012

Commission file numbers:

SunGard Capital Corp. 000-53653

SunGard Capital Corp. II 000-53654

SunGard Data Systems Inc. 1-12989

SunGard® Capital Corp.

SunGard® Capital Corp. II

SunGard® Data Systems Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-3059890
Delaware	20-3060101
Delaware	51-0267091
(State or other jurisdiction	(I.R.S. Employer
of incorporation)	Identification No.)

680 Swedesford Road Wayne, Pennsylvania	19087
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (484) 582-2000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 8, 2012, Charles J. Neral accepted the offer of SunGard Data Systems Inc. (the “Company”) to serve as chief financial officer effective July 2, 2012. Mr. Neral will succeed Robert F. Woods, who will resign from his position as chief financial officer of the Company effective as of July 1, 2012.

Mr. Neral brings to the Company more than three decades of technology industry leadership in software, finance and operations. Most recently, Mr. Neral, age 53, was chief financial officer of SafeNet, a cyber-security company, from 2009 to 2012. Previously, from 2004 to 2009, he served as vice president of finance for IBM’s worldwide software business, which grew to over $20 billion during his tenure. From 1981 to 2004, Mr. Neral served in a variety of financial roles across IBM’s Sales, Server and Global Services organizations, including executive roles in Asia Pacific and at IBM corporate headquarters.

The Company entered into a definitive employment agreement with Mr. Neral with an effective date of July 2, 2012 (the “Effective Date”). The terms include the following:

•	A term through July 2, 2014, with one-year renewals automatically effective one year before expiration, unless terminated on one year’s advance notice.

•

An annual base salary of $500,000, subject to review periodically for appropriate increases by the CEO or the Compensation Committee of the Board of Directors pursuant to the Company’s normal performance review policies for senior level executives.

•

The opportunity to participate in all short- and long-term incentive programs established by the Company for senior level executives, with an annual 2012 cash bonus of no less than the target amount of $500,000, pro rated for the time that Mr. Neral is employed by the Company during 2012.

•	A sign-on bonus of $100,000 to be paid within 30 days after the Effective Date.

•	Employee benefits consistent with those made available to the Company’s senior level executives.

•

Relocation benefits up to a maximum of $100,000 consistent with the Company’s relocation policy for reasonable expenses incurred in connection with Mr. Neral’s relocation to the Wayne, PA area and temporary living expenses for six months, with all such expense reimbursement to include a tax gross-up.

•	Subject to the terms and conditions of the Company’s equity plan and applicable grant agreements:

•

An equity grant of restricted stock units (“RSUs”) valued at approximately $2,500,000 on date of grant, which will vest 100% on the first anniversary of the Effective Date, provided that if Mr. Neral’s employment terminates before such anniversary for any reason other than cause or his resignation without good reason, the RSUs shall vest immediately before his termination of employment.

•

A second equity grant of RSUs valued at approximately $3,000,000 on date of grant (the “Second Grant”), which will vest over four years after the Effective Date and consist of RSUs with 50% subject to time vesting (28% vesting on the first anniversary of the Effective Date and the remaining 72% vesting in equal monthly installments over the remaining 36 months) and 50% subject to performance vesting (25% vesting annually from 2012 through 2015 based upon consolidated company EBITA performance each year). The Second Grant will include the following change in control protections:

•

If a Change of Control (as defined in the employment agreement) occurs after July 2, 2014, such grant will become fully vested and exercisable (i) on the date of termination of employment if Mr. Neral’s employment is terminated by the

Company without cause or by Mr. Neral for Good Reason (as defined in the employment agreement) and such termination occurs on or within 18 months following the Change of Control or (ii) on the date of the Change of Control if an In Contemplation Termination has occurred. An “In Contemplation Termination” is a termination of Mr. Neral’s employment without cause or for Good Reason within six months prior to a Change of Control if such termination of employment is in contemplation of the Change of Control.

•

If the Change of Control occurs during the employment term prior to July 2, 2014, then only 50% of the unvested Second Grant will vest and become exercisable upon (i) Mr. Neral’s termination of employment by the Company without cause or by Mr. Neral for Good Reason if such termination occurs on or within 18 months following the Change of Control or (ii) the date of the Change of Control if an In Contemplation Termination occurred, and the balance of the unvested portion of the Second Grant shall be terminated.

•

The right to receive certain severance payments and benefits upon certain terminations. If Mr. Neral’s employment is terminated by the Company without cause or Mr. Neral resigns for Good Reason, the Company will pay him (i) a lump sum cash payment equal the sum of his annual base salary plus target incentive bonus; (ii) a pro rated annual bonus for the year in which the termination occurs; (iii) a lump sum cash payment equal to the cost of continued medical, dental and vision coverage for Mr. Neral and as applicable his spouse and dependents for one year following the date of termination at subsidized employee rates, which payment will include a tax gross up, and (iv) other amounts earned, accrued or owing but not yet paid (collectively, the “Accrued Amounts”). If Mr. Neral’s employment is terminated by the Company for cause or Mr. Neral resigns without good reason, he will be entitled to only the Accrued Amounts. If Mr. Neral’s employment is terminated on account of his death or disability, he (or his beneficiaries or estate, as applicable) will be entitled to the Accrued Amounts and a pro rated bonus for the year in which the termination of employment occurs.

•	Certain restrictive covenants (noncompetition, confidentiality and nonsolicitation). Mr. Neral is bound by the noncompetition and nonsolicitation covenants for one year following the termination date.

Item 7.01 Regulation FD Disclosure.

On June 14, 2012, the Company issued a press release announcing Mr. Neral’s appointment as chief financial officer effective July 2, 2012, succeeding Mr. Woods. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. In accordance with General Instruction B.2 of Form 8-K, the information in Exhibit 99.1 and in this Item shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Title
99.1	Press Release, dated June 14, 2012, issued by SunGard Data Systems Inc.

99.2	Employment Agreement by and between SunGard Data Systems Inc. and Charles Neral effective as of July 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Capital Corp.
SunGard Capital Corp. II

June 14, 2012	By:	/s/ Victoria E. Silbey
Victoria E. Silbey
Vice President

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Data Systems Inc.

June 14, 2012	By:	/s/ Victoria E. Silbey
Victoria E. Silbey
Senior Vice President-Legal and Chief Legal Officer

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release, dated June 14, 2012, issued by SunGard Data Systems Inc.

99.2	Employment Agreement by and between SunGard Data Systems Inc. and Charles Neral effective as of July 2, 2012